UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 21 Pages

Exhibit Index Appears on Page 18

SCHEDULE 13D
CUSIP No. 366505105		Page 2 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Value Opportunities Fund Holdings, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95% (2)
14	Type of reporting person (see instructions) PN

(1)	In its capacity as the direct owner of 718,622 shares of common stock, par value $0.001 per share of the Company (“Common Stock”).
(2)

All calculations of percentage ownership herein are based on a total of 75,788,279 shares of Common Stock issued and outstanding as of October 26, 2020, as reported on the Form 10-Q filed with the SEC by the Company on November 2, 2020.

SCHEDULE 13D
CUSIP No. 366505105		Page 3 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Value Opportunities Fund GP, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund Holdings, L.P.

SCHEDULE 13D
CUSIP No. 366505105		Page 4 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Value Opportunities Fund GP Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95%
14	Type of reporting person (see instructions) OO

(1) Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

SCHEDULE 13D
CUSIP No. 366505105		Page 5 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,874,489 (1)
	8	Shared voting power None
	9	Sole dispositive power 2,874,489 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 2,874,489 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.79%
14	Type of reporting person (see instructions) PN

(1) In its capacity as the direct owner of 2,874,489 shares of Common Stock.

SCHEDULE 13D
CUSIP No. 366505105		Page 6 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Fund GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,874,489 (1)
	8	Shared voting power None
	9	Sole dispositive power 2,874,489 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 2,874,489 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.79%
14	Type of reporting person (see instructions) PN

(1) Solely in its capacity as the general partner of Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

SCHEDULE 13D
CUSIP No. 366505105		Page 7 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Fund GP I, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) PN

(1) Solely in its capacity as the managing member of Oaktree Fund GP, LLC and the sole shareholder of Oaktree Value Opportunities Fund GP Ltd.

SCHEDULE 13D
CUSIP No. 366505105		Page 8 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital I, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) PN

(1) Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D
CUSIP No. 366505105		Page 9 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OCM Holdings I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) PN

(1) Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D
CUSIP No. 366505105		Page 10 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) PN

(1) Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13D
CUSIP No. 366505105		Page 11 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Management, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95%
14	Type of reporting person (see instructions) OO

(1) Solely in its capacity as the sole director of Oaktree Value Opportunities Fund GP Ltd.

SCHEDULE 13D
CUSIP No. 366505105		Page 12 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Management GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95%
14	Type of reporting person (see instructions) OO

(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D
CUSIP No. 366505105		Page 13 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas OCM Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 718,622 (1)
	8	Shared voting power None
	9	Sole dispositive power 718,622 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 718,622 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.95%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the sole managing member of Oaktree Capital Management GP, LLC.

SCHEDULE 13D
CUSIP No. 366505105		Page 14 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

SCHEDULE 13D
CUSIP No. 366505105		Page 15 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group Holdings GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the indirect owner of the class B units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

SCHEDULE 13D
CUSIP No. 366505105		Page 16 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brookfield Asset Management Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) HC

(1)	Solely in its capacity as the indirect owner of the class A units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

SCHEDULE 13D
CUSIP No. 366505105		Page 17 of 21 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Partners Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,593,111 (1)
	8	Shared voting power None
	9	Sole dispositive power 3,593,111 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 3,593,111 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.74%
14	Type of reporting person (see instructions) HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

Item 1.	Security and Issuer.

This Amendment No. 7 amends the Schedule 13D filed on October 5, 2020 and amended by Amendment No. 1 to Schedule 13D filed on October 16, 2020, Amendment No. 2 to Schedule 13D filed on October 20, 2020, Amendment No. 3 to Schedule 13D filed on November 4, 2020, Amendment No. 4 to the Schedule 13D filed on November 17, 2020, Amendment No. 5 filed on December 23, 2020 and Amendment No. 6 filed on January 12, 2021 (as amended, the “Schedule 13D”). The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”), which has its principal executive office at La Pièce 16 Rolle, Switzerland. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in Amendment No. 6 to this Schedule 13D filed on January 12, 2021.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On January 22, 2021, the Company and certain of its subsidiaries (collectively, the “Debtors”) entered into an Equity Backstop Commitment Agreement (the “Equity Backstop Commitment Agreement”) with Oaktree Opportunities Fund Xb Holdings (Delaware), L.P., Oaktree Opportunities Fund XI Holdings (Delaware), L.P., Centerbridge Special Credit Partners III-Flex, L.P., Attestor Value Master Fund LP, The Baupost Group, L.L.C., Cyrus Capital Partners, L.P., FIN Capital Partners LP, Hawk Ridge Capital Management LP, Keyframe Capital Partners, L.P., Newtyn Management, LLC, Sessa Capital IM, L.P. and Whitebox Multi-Strategy Partners, L.P. (collectively, the “Equity Backstop Parties”) pursuant to the PSA, entered into on January 11, 2021, by and among the Company, the Plan Sponsors, Honeywell, the Additional Investors and the Initial Consenting Noteholders.

The Equity Backstop Commitment Agreement governs the obligations of the Debtors and the Equity Backstop Parties in respect of the rights offering through which the Company has agreed to issue shares of Convertible Series A Preferred Stock at a purchase price of $200 million in the aggregate in cash, as contemplated by the PSA (the “Rights Offering”). The Equity Backstop Commitment Agreement contemplates, among other things, that the Equity Backstop Parties will:

•	exercise all subscription rights allocated to them in the Rights Offering to purchase shares of the Convertible Series A Preferred Stock; and

•

purchase, on a pro rata basis (in accordance with the percentages set forth in Annex A of the Equity Backstop Commitment Agreement) all unsubscribed shares of Convertible Series A Preferred Stock which were offered but not subscribed for in the Rights Offering.

The Equity Backstop Commitment Agreement may be terminated upon the occurrence of certain events set forth in the Equity Backstop Commitment Agreement.

The foregoing description of the Equity Backstop Commitment Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Equity Backstop Commitment Agreement, which is filed as Exhibit 10.1 attached to the Company’s Form 8-K, filed on January 25, 2021.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit	Description

VII	Equity Backstop Commitment Agreement, dated January 22, 2021, by and among the parties identified therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on January 25, 2021).

Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: January 26, 2021

OAKTREE VALUE OPPORTUNITIES FUND HOLDINGS, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE OPPORTUNITIES FUND Xb HOLDINGS (DELAWARE), L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	Atlas OCM Holdings, LLC
Its:	Managing Member

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

ATLAS OCM HOLDINGS, LLC

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President, Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	Director